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                            December 10, 2021

       Michael Sonnenshein
       Chief Executive Officer
       Grayscale Litecoin Trust (LTC)
       290 Harbor Drive, 4th Floor
       Stamford, CT 06902

                                                        Re: Grayscale Litecoin
Trust (LTC)
                                                            Amendment No. 3 to
                                                            Registration
Statement on Form 10
                                                            Filed November 4,
2021
                                                            File No. 000-56310

       Dear Mr. Sonnenshein:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form 10

       General

   1. Refer to your responses to comment 2 in our September 8, 2021 letter and related comments. While we do
not have any further comments at this time regarding your
                                                        responses, please
confirm your understanding that our decision not to issue additional comments should not be
interpreted to mean that we either agree or disagree with your responses, including
any conclusions you have made, positions you have taken and
                                                        practices you have
engaged in with respect to this matter.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Michael Sonnenshein
Grayscale Litecoin Trust (LTC)
December 10, 2021
Page 2

        You may contact Ben Phippen at 202-551-3697 or Amit Pande, Accounting Branch
Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie at 202-
551-3469 with any other questions.



FirstName LastNameMichael Sonnenshein                     Sincerely,
Comapany NameGrayscale Litecoin Trust (LTC)
                                                          Division of
Corporation Finance
December 10, 2021 Page 2                                  Office of Finance
FirstName LastName